QSOUND LABS, INC.

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of QSound labs, Inc. and subsidiaries for the year ended December 31, 2004 compared to the year ended December 31, 2003, and the year ended December 31, 2003 compared to the year ended December 31, 2002, should be read in conjunction with the Consolidated Financial Statements of QSound and related notes.  These Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as disclosed in Note 12 to the Consolidated Financial Statements and as explained below, there are no material differences as pertains to these statements between accounting principles generally accepted in Canada and in the United States.  We measure and report in United States currency.

The preparation of these financial statements requires us to make estimates, judgments and assumptions that we believe are reasonable based upon available information, historical experience and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates

Overview

QSound Labs is a developer and provider of software solutions for audio, voice and e-commerce applications. We operate our business through three different operating units; QSound Labs, the parent company; its wholly-owned subsidiary QTelNet Inc; and its wholly-owned subsidiary QCommerce Inc.

Audio Business Unit

Our Audio business unit develops and licenses audio solutions to the world’s leading manufacturers of consumer products as well as semiconductor solution providers for these products. Specifically, these are products for the home theatre, video gaming, portable audio, mobile phone and computer markets. Revenues from this business unit comprised 82%, 74% and 86% of total consolidated revenues in fiscal 2004, 2003 and 2002 and are derived primarily through per unit royalty agreements.

Telephony Business Unit

Our Telephony business unit develops and distributes IP Telephony products which are targeted for the small business environment. Revenues from this business unit comprised 7%, 9% and 0% of total consolidated revenues in fiscal 2004, 2003 and 2002 and are derived from product sales to distributors.

E-Commerce Business Unit

Our E-Commerce business unit provides electronic commerce services, such as on-line storefront hosting and shopping carts, to small businesses. Revenues from this business unit comprised 11%, 17% and 14% of total consolidated revenues in fiscal 2004, 2003 and 2002 and are comprised primarily of monthly subscription fees.

The following represents a summary of our critical accounting policies, defined as those policies that are both very important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective or complex judgments. Our most critical accounting estimates include valuation of inventory, which impacts gross margin; valuation of goodwill and capitalization of software development costs, which both impact operating expenses when we impair assets or accelerate their depreciation.

Inventory

Inventory is comprised of work in progress and finished goods and is stated at the lower of cost, being determined by the first-in, first-out method, and net realizable value.  We regularly review quantities of inventory on hand, and an allowance is made for obsolete items based upon current market demand and selling prices.  Adverse changes in technology or new models could result in a decreased demand for our products which may require an additional allowance to be made for obsolete inventory.

Goodwill

Effective January 1, 2002, we adopted the new Canadian Institute of Chartered Accountants standard which no longer permits the amortization of goodwill and other indefinite life intangibles. The new standard requires that a fair value impairment test be performed annually by management on goodwill and other indefinite life intangibles. Our judgments in performing this test are based on operational performance of acquired businesses and market conditions.  In 2003 an analysis of the recorded goodwill was completed and an assessed goodwill impairment of the remaining balance was recognized at December 31, 2003.

Capitalization of Software Development

Research and development costs are expensed as incurred except if development costs are determined to be recoverable from and directly related to development of new products, processes or systems. In 2004, while $1,433,941 was spent on research and development, we capitalized only $498,336 of such costs.  The remaining $962,340 was expensed as the costs could not be directly related to the development of new products, but instead were related to pure research and updates of existing products.  In 2003, $943,058 was spent on research and development of which $108,725 was capitalized and $834,333 was expensed. Capitalized development costs are amortized against the related expected revenue as that revenue is recognized.

A.  Operating Results

Overall, our results have been effected by three main factors during the three year period ended December 31, 2004.  These are:

 1) Fluctuations in audio licensing revenues

The majority of the decrease in licensing revenues from $2,811,000 in fiscal 2002 to $779,000 in fiscal 2003 was caused by the expiration of one license agreement in February 2003. This event accounted for a decrease in licensing revenue of $1,707,000 between these periods. The increase from $779,000 to $1,162,000 in 2004 is a direct result of the introduction of new product solutions, microQ, targeted for the growing mobile and handheld device market. We have added several new licensees since the introduction of microQ in March 2003.  Most of these licensees have plans to ship products incorporating microQ in fiscal 2005. Therefore we have not yet established a re-occurring royalty revenue base but we have received upfront license fees as compensation for customization and engineering requirements per these license contracts. This revenue is the basis for the increase.

 2) A change in accounting policy re: stock based compensation

For fiscal 2004, 2003 & 2002, we recorded stock based compensation expenses of $320,000, $90,000 and $5,000 respectively.  The expense is based on a methodology for determining the cost of issuing stock options and warrants, called Black-Scholes. Prior to fiscal 2003, the Company calculated this expense for non-employee stock options only, hence the lesser amount. For fiscal 2003 onwards, we have included director and employee stock options in this calculation as recommended by the accounting authorities. The expense does not affect cash flow and is not reversible should the options or warrants expire without being exercised.

3) The fiscal 2003 goodwill impairment charge of $2,185,000

We completed an analysis of the recorded goodwill asset in the e-commerce business segment in fiscal 2003. As a result of this, we determined that an impairment charge of $2,185,000 was necessary.

A further factor that has affected the financial results in a more general sense during this period is the increase in value of the Canadian Dollar as measured against the United States Dollar. During the two year period ended December 31, 2004, the

Canadian Dollar increased in value by approximately 23% over the United States Dollar. This has no effect on our reported revenues, since the majority of revenues are invoiced and collected in United States Dollars. However, since most of the Company’s operations are based in Canada, the majority of our expenses are paid in Canadian dollars, and therefore reported expenses are affected by the Canadian/United States exchange rate.  During fiscal 2004 and 2003, this had a negative impact on the Company’s total operating expenses.

Discussion and analysis

Below we provide information on the significant line items in our statement of operations for the past three fiscal years, as well as analysis of the changes year-on-year.

Revenues

2004

2003

2002

Licensing and Royalty Revenues(in 000’s)

$1,162

$779

$2,811

Change year-on-year

49%

(72%)

-

The increase in licensing and royalty revenues from 2003 to 2004 arose primarily from new microQ design wins. Royalty revenues actually declined in this period as a result of the expiration of one license in the hearing aid market.

Product Sales

2004

2003

2002

Product Sales(in 000’s)

$1,051

$1,264

$1,414

Change year-on-year

(17%)

(11%)

 -

One distribution partner has accounted for 30.3%, 26.0% and 30.8% of the product sales revenue in 2004, 2003 & 2002 respectively.  The decrease between 2002 and 2003 is directly attributable to the decline in sales during that period from this distributor.

The other major factor has been the steady decrease in revenues from our E-commerce business unit. We have chosen not to invest in marketing activities for this business unit, so consequently as subscriptions expire or are cancelled, we do not have sufficient replacement numbers to offset the decline in revenue.

Expenses

2004

2003

2002

Marketing(in 000’s)

$1,252

$1,302

$896

Change year-on-year

(4%)

45%

-

The significant increase from 2002 to 2003 occurred when we established our IP Telephony business unit in April 2003. We cutback on these expenditures in March 2004 so as to bring them more into line with revenues being generated from the IP Telephony business unit at that time.

2004

2003

2002

Product Research & Development(in 000’s)                         $962

$834

$644

Change year-on-year

15%

30%

  -

The large increase between 2002 and 2003 occurred when we established our IP Telephony business unit in April 2003. However between 2003 and 2004, we scaled back on our engineering budgets for both E-commerce and IP Telephony, bringing them more into line with revenues being generated from those business units. Offsetting that in 2004, was a 33% increase in engineering cost for the audio business unit. This was a result of the increased licensing activity brought on by the introduction of our microQ software product.

2004

2003

2002

Administration and foreign exchange in 000’s)

$506

$843

$584

Change year-on-year

45%

16%

                 -

Most of the 45% increase in administration expense between 2004 and 2003 is due to the $230,000 increase in compensation cost for options issued primarily to directors and  employees. Similarly in comparing 2003 with 2002, compensation cost for options issued accounted for an $85,000 increase in administrative expenses. Prior to 2003, the Company did not record such compensation costs for directors and employees in the Income Statement, hence the increases in the following years.   During the two year period ended December 31, 2004 the US dollar has weakened considerably against the Canadian dollar, approximately 23%. This has also effected the Company’s cost base since the majority of expenses are incurred in Canadian dollars.

2004

2003

2002

Impairment of Goodwill(in 000s)

    -

$2,185

    -

In 2003, management completed an analysis of the recorded goodwill asset in the e-commerce business segment and determined that an impairment charge of $2,185,000 was necessary.

B.  Liquidity and Capital Resources

As at December 31, 2004 we had cash and cash equivalents of $3,327,543.  This is a increase of $1,266,450 over the balance at December 31, 2003 of $2,061,093.  $1,180,143 ($439,693 in 2003) of cash was used in operations during the 2004 fiscal year. No significant changes in working capital levels occured between the years.  Financing activities generated $3,050,467 in cash during fiscal 2004 ($22,940 in 2003) from the exercise of options and the private placement.

Cash used in investing activities increased to $578,083 in 2004 from $143,359 in 2003. The largest increase in cash used in investing activities was due to the company updating it’s computer equipment and investing in software and production tooling for new products to be introduced in 2005.

At December 31, 2004 we had working capital resources available of $3,457,107 (December 31, 2003 - $2,142,840) and management feels that with our current cash on hand and cash flows from operations we have sufficient capital to carry out our business plan for 2005.

C.  Research and Development

Audio Business: QSound carries out sustained research and development activities in the audio business segment, allowing us to maintain our position as a world leader in audio enhancement with cutting edge products and technologies. In 2004 and 2003 we concentrated on development and refinement of our QVE and microQ scalable software engines, as well continuing our previous research and development activities of developing new, and refining and upgrading existing, audio synthesis and enhancement technologies. Our audio research and development costs were $784,496 in 2004, $588,410 in 2003 and $519,137 in 2002.  We also work jointly with our licensees and business partners to adapt and optimize our technologies for their products.

E-commerce Business:  Research and development expenditures in our e-commerce business segment have steadily decreased, reflecting the satisfactory performance of our products.  Research and development activities in 2004, 2003 and 2002 consisted mainly of upgrading our products, with expenditures of $ 39,032 in 2004, $50,757 in 2003, and $124,387 in 2002.

Internet Telephony Business:  In 2004 we had expenditures of $138,812 and in 2003 $195,166 for activities consisting of upgrading and adding functionalities to our software, and re-designing the internal layout and external features of our gateways.  We also had expenditures in 2004 of $561,192 in cash and stock options in development of new telephony products.  These costs have all  been capitalized.

Share Capital

During the 2004 fiscal year, our share capital increased from 7,199,244 common shares with a total book value of $43,801,245 to 8,404,085 common shares with a book value of $45,792,526.  The increase of 1,204,841 shares was a result of the exercise of stock options for cash of $1,174,218 and the private placement of 347,826 shares for $2,000,000.

Prior to January 1, 2003 we accounted for stock options to employees, directors and officers using the intrinsic value method.  Under the intrinsic value method, any consideration paid on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense is recognized.

The CICA Accounting Standard Board amended CICA Handbook, Section 3870, to require companies to account for all stock options using the fair value based method beginning January 1, 2004.  We used the fair value based method for stock options granted to non-employees prior to January 1, 2003, and we elected to early adopt the new handbook section.  As a result, effective January 1, 2003 all stock options are accounted for using the fair value based method.  Under the fair value based method, the fair value of granted options is estimated on the day of the grant using the Black-Scholes option pricing model.  Compensation cost is then expensed over the options’ vesting period

Warrants are similarly accounted for using the fair value based method.  During the year 75,000 common share purchase warrants were issued for services rendered and the fair value of the warrants determined to be $380,862 was charged to share capital as financing costs.  As additional 660,869 warrants were issued as part of the private placement and were allocated consideration of $904,019.

As at December 31, 2004 the company had 1,157,500 options outstanding at exercise prices ranging from $0.47 to $4.56 and expiring at various times up to 2010.  Further details on stock options outstanding can be found in Note 5 to the financial statements.

Subsequent to the year end and up to February 25, 2005, 3,500 stock options have been exercised for total consideration of $9,685. This brings the total shares outstanding to 8,407,585 with a book value of $46,761,026 and reduces the total options outstanding to 1,154,000.

As at December 31, 2004 the company had 1,235,869 common share purchase warrants outstanding.  714,130 of the warrants entitle the holder to acquire one common share of the Company for $1.04 to $9.12 per share.  The remaining 521,739 warrants entitle the holder to acquire one common share and 40% of a warrant for one common share exercisable for $9.12.  Further details on warrants outstanding can be found in Note 4 to the financial statements.

Private Placement

On December 16, 2004, we completed a private placement of our common shares, warrants to purchase common shares, and additional rights to purchase common shares and warrants, with one investor. We issued (i) 347,826 common shares at a purchase price of $5.75 per share, (ii) Series A warrants to purchase 139,130 common shares at the exercise price of $9.12 per share, and (iii) Series B Warrants to purchase (x) 521,739 common shares at the purchase price of $5.75 per share, and (y) Series C warrants.  The $5.75 per share purchase price represented a discount to the then market price of $7.05 per share. The Series C warrants are exercisable for 208,696 common shares at an exercise price of $9.12 per share.  The Series A warrants are exercisable from June 16, 2005 until December 16, 2009, the Series B warrants are exercisable during the period ending on the later of July 16, 2005 and one hundred and eighty days after the registration statement which we filed in connection with the financing has been declared effective, and the Series C warrants are exercisable until December 16, 2009.

We filed a short form registration statement with the SEC on January 6, 2005 registering for resale of the common shares issued at the closing of the transaction and 125% of the common shares issuable upon the exercise of the Series A warrants and the Series B warrants.  If the registration statement is not declared effective within ninety days of the filing date, we have agreed to pay penalties equal to one percent in the first month, and two percent in each succeeding month, of the aggregate purchase price of the common shares issued at closing of the transaction until such time as the registration statement is declared effective.

We have the right to require the investor to exercise the Series B warrants during the thirty-day period immediately preceding the expiration date of the Series B Warrant provided that certain conditions are met, including that the volume weighted average price of our common shares for the five trading days preceding the date of our notice to the investor is greater than $10.14 per share. Upon the exercise of the Series B warrants and no later than the twentieth day following the earlier of the exercise of all of the Series B warrants and the expiration date of the Series B Warrant, we have agreed to file a second registration statement with the SEC registering resales of the common shares issuable upon exercise of the Series C warrants. The second registration statement carries the same time periods for effectiveness and penalties as apply to this Registration Statement.

The Series A warrants, Series B warrants and Series C warrants are subject to customary anti-dilution adjustments. Until the sixtieth day after the registration statement has been declared effective, we have agreed to not conduct financings involving rights to register equity securities on or before December 17, 2005.

If the Series A or Series B warrants are exercised, we will receive the exercise price of the warrants which will be used for working capital.  The maximum aggregate exercise price of the Series A and Series B warrants is $4,268,864.85.  Except as described above, the investor is under no obligation to exercise the warrants and there can be no assurance that the investor will do so.

D.  Trends

Audio Segment:  Revenues for the past two years have decreased due to the expiration of the hearing aid license for North America in February 2003 and the rest of the world in August 2004. To counteract the anticipated slowdown in audio algorithm business, in 2001 the Company began developing audio software solutions rather than algorithms. There is a higher technological barrier to entry in these development efforts, which helps limit competition to those who are funded and possess a wider technological knowledge base. With the development efforts complete the Company now expects to grow revenue by exploiting two specific markets, namely PC and mobile devices.  Both of these markets are primed for feature driven “soft-audio” solutions.

The PC market has been shipping basic soft-audio solutions as the standard audio playback device in PCs for several years. There has been little effort to improve on this baseline, since audio is not a feature that sells units. For those that want more, OEMs typically offer extra audio features by way of an upsell to the consumer.  To date, these upsells have been in the form of hardware-based soundcards. There is no technological reason why these products could not be offered as software. From a marketing perspective, there has been a reluctance to adopt software-based soundcards since there is a value perception issue. OEMs make good margins on the upsell business and believe that consumers will pay more for hardware-based products than the equivalent in software, which would require additional expense to educate the consumer.   The industry is now focused on “Entertainment PCs”. These are targeted for the consumers’ living room, will have a wireless “10 ft interface”, and will attempt to replace traditional consumer electronic devices. Consumers are used to a better standard of audio from consumer electronic devices than from their PCs. The PC is inherently at a disadvantage architecturally when compared to consumer electronic devices but the Company’s management believes there is a growing trend to improve the platform and add more features to the base solution.

The growth in mobile device shipments in the past few years has been staggering.  Audio is an important component of these devices. The audio systems shipped in mobile devices today are basic, reminiscent of solutions shipped in PCs ten years ago. The growing trend is towards “smart” devices running on operating systems provided by either Microsoft or Symbian . In 2004, there were less than 16 million of these units shipped. This is expected to at least double in 2005. Fully featured software audio solutions are expected to be a key component of these devices.

The Company still licenses audio algorithms to the consumer electronics industry. This is a very competitive market. In the past few years, several larger corporations with consumer brand awareness have entered this arena. The popularity of digital devices, such as the DVD player, has attracted these companies. Countering this increased competition is the shift in manufacturing from Japan and Korea to China and the growing demand in emerging nations for these products. Typically, the Chinese manufacturers do not want to pay the royalties that companies with brand awareness demand, especially in markets where the brand is not as entrenched as in traditional markets. Consequently, there is opportunity for the smaller companies to supply audio algorithms but competition is all price based.

Internet Telephony Segment:  Over the past year, the media has presented Voice over IP to consumers and businesses as a more mature technology whose time has come. This trend bodes well for this industry as a whole as it implies an increase in user acceptance of the technology. Since we are focused on solutions for small businesses only, further analysis is restricted to that segment.

In the small business market, the industry is still marketing first generation devices. These typically are adjuncts to existing installed equipment, offering toll bypass and PBX extension. The smaller suppliers service this segment and a typical installation would have 30 or less telephone lines per office. As with all first generation products in a new category, there is a diversity of approach and a lack of standardization that restricts continued growth for these products. In fact, of all the market segments, this is currently the least serviced, as the larger suppliers have focused on solutions for the enterprise and the growing number of service providers.

It is expected that second generation products will offer much more. Features found in more expensive systems targeted for medium and large enterprises will be incorporated into so called “low-density” solutions.  This will be possible since suppliers will have the ability to leverage existing customer networks and exploit the flexibility of complete digital environment. Solutions will be more flexible, modular and scalable. Additionally, suppliers will be able to offer these feature driven solutions at affordable prices for the small business market segment.

E-commerce Business Segment:  Many e-commerce service providers have disappeared in the past three years. A lot have been acquired, as consolidation has become the principal method for acquiring new customers. Organic growth has proved difficult for most service providers as the fallout from the “dot com” implosion lingers on. Many Internet merchants have become disillusioned and given up on their dreams of riches. Those that remain are looking for consistent and stable service; technology is irrelevant. The merchants tend to gravitate towards the larger providers. The net effect for small providers is therefore a net loss of merchants annually.

E.  Off-Balance Sheet Arrangements

We are not a party to and we do not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

less

more

than 1

1-3

3-5

than 5

Contractual Obligations

Total

year

years

years

years

$

$

$

$

$

Long-term Debt Obligations

-

-

-

-

-

Capital (Finance) Lease Obligations

-

-

-

-

-

Operating Lease Obligations

323,518

96,564

161,746

65,208

-

Purchase Obligations

-

-

-

-

-

Other Long-Term Liabilities

-

-

-

-

-